FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated May 22, 2007 by Excel Maritime Carriers Ltd. Reporting Results for the First Quarter 2007 Results and Initiating Quarterly Dividend Payout Policy

Exhibit 1

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

        www.excelmaritime.com

Excel Maritime Reports Results for the First Quarter 2007 and Initiates Quarterly Dividend Payout Policy

ATHENS, GREECE – May 22, 2007 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its financial and operating results for the first quarter ended March 31, 2007.  Also, Excel Maritime announced the initiation of a quarterly dividend payout policy and declared a dividend for the first quarter 2007.

First Quarter 2007 Highlights:

•

Net income of $12.3 million or $0.61 per share calculated on 19,959,257 shares for the period on revenue from operations of $36 million.

•

EBITDA was $22.5 million. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

•

An average of 17 vessels were operated earning a blended average time charter equivalent rate of $22,485 per day.

•

Initiated a dividend payout policy and declared a quarterly dividend of $0.20 per share for the first quarter 2007 payable on June 15th 2007 to shareholders of record on June 1st 2007.

•

On March 6, 2007, Oceanaut, Inc., a newly organized blank check company, completed its initial public offering of 18,750,000 units at an offering price of $8.00 per unit. Excel Maritime is a corporate sponsor of Oceanaut and owns approximately 18.9% of its shares.  Please refer to a subsequent section of this Press Release for additional information.

Recent Fleet Developments:

•

Entered two of its vessels into profitable long term employment with first class charterers. Specifically, secured the M/V Renuar, a 1993 built 70,128 dwt Panamax under a time charter for a period of 22-24 months at $ 26,000 per day. Also, secured the M/V Isminaki, a 1998 built 74,577 dwt Panamax under a time charter for a period of 24 months at $ 32,000 per day. Following these time charter agreements, 57% of Excel’s fleet operating days for 2007 are fixed under short and long term charters.

•

Within the context of Excel’s fleet renewal program, sold the 1984 built 39,697 dwt Handymax drybulk carrier, M/V Goldmar, for net proceeds of $15.85 million, realizing a book gain of approximately $6.2 million. Following this sale, the average age of Excel’s fleet is further reduced to 14.5 years.

CEO Christopher Georgakis commented: “We are pleased to report a stronger year over year operational performance in our first quarter 2007 results, which we believe is attributable both to the continued strength of the shipping markets and the consistent implementation of our balanced fleet deployment strategy.

During the first quarter 2007, we entered two more of our vessels into profitable long term employment to first class charterers. Our strategy has been to take advantage of the current strength in freight rates and gradually employ our vessels on long term charters, thereby securing strong and predictable cash flows. Currently 57% of Excel’s fleet operating days for 2007 are fixed under short and long term charters with the remaining 43% operating in the spot market.  Our goal is to increase the fixed operating days for 2007 and 2008 to 70% and 50%, respectively.

We are particularly pleased to announce that our Board of Directors has approved the initiation of a quarterly dividend of $ 0.20 per share. We believe that the initiation of a dividend policy was a natural progression of the transformation strategy, in terms of fleet composition, organizational structure and corporate governance, which we have been implementing for the last couple of years.  Through the implementation of this strategy, we have expanded our fleet from five to 16 vessels reduced the average fleet age by more than 12 years and have delivered on our commitment to maintain low leverage, as evidenced by our net debt to total capitalization ratio of 20% and cash and equivalents, including restricted cash, of approximately $102.4 million as of March 31, 2007. We believe, that our strong balance sheet, with its significant liquidity and low leverage, enables us to pursue fleet expansion opportunities while, at the same time reward our shareholders with a stable dividend.”

First Quarter 2007 Results:

Total revenues for the first quarter 2007 amounted to $36 million as compared to $29.5 million for the same period in 2006. Net income for the first quarter 2007 amounted to $12.3 million versus $7.3 million for the same period in 2006.

Earnings per share for the first quarter 2007, calculated on 19,959,257 shares were $0.61 compared to $0.37 in the first quarter of 2006.  The average number of shares outstanding in the first quarter of 2006 was 19,940,586.

The results of the first quarter 2007 include $0.1 million of income due to Excel's participation in Oceanaut.  It should be noted that currently, Oceanaut is accounted for as an equity investment by Excel.  The Company is reviewing the relevant US GAAP accounting rules and guidelines in order to determine if the equity method of accounting, which is the method currently used, is the most appropriate method or if Oceanaut should be fully consolidated.  Either accounting treatment is expected to have a similar effect on Excel's consolidated net income while the balance sheet presentation would differ.  It is expected that the Company will finalize this issue during the second quarter of 2007.

EBITDA for the first quarter 2007 was $ 22.5 million compared to $17.8 million during the first quarter 2006. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

An average of 17 vessels were operated during the first quarter 2007 earning a blended average time charter equivalent rate of $22,485 per day, compared to an average of 17 vessels operated during the first quarter 2006 earning a blended average time charter equivalent rate of $18,289 per day.

Initiation of a Dividend Policy:

Following a decision of its Board of Directors, Excel Maritime Carriers commenced a dividend policy beginning with the first quarter 2007 and in this respect, the Company plans to distribute quarterly a fixed dividend of $ 0.20 per common share. The Board of Directors retains the authority to alter the dividend policy at its discretion. In accordance with its dividend policy, Excel Maritime announced the declaration of a dividend of $ 0.20 per common share for the first quarter 2007 payable on June 15th 2007 to shareholders of record on June 1st 2007.The declaration of the second quarter 2007 dividend is anticipated to take place concurrently with the announcement of the Company’s earnings for that period.

Excel Maritime Sponsors Oceanaut:

On March 6, 2007, Oceanaut, Inc., a newly organized blank check company, completed its initial public offering of 18,750,000 units at an offering price of $8.00 per unit. Excel Maritime is the sponsor and a shareholder of Oceanaut, Inc., which was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. Oceanaut’s shares are trading on the American Stock Exchange (AMEX) under the ticker symbol OKN.

Prior to the closing of the public offering, Oceanaut consummated a private placement of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant to the Company.  Each unit issued in the initial public offering and the private placement consists of one share of Oceanaut’s common stock and one warrant to purchase one share of common stock. The initial public offering and the private placement generated gross proceeds in an aggregate of $161,000,000 to Oceanaut. Following the initial public offering and the private placement, Excel Maritime owns approximately 18.9% of the issued and outstanding shares of Oceanaut.

Conference Call and Webcast:

As already announced, tomorrow, Wednesday, May 23, 2007 at 10:00 a.m. EDT, the Company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK) or +44 (0)1452-542-301 (all other callers). Please quote “Excel Maritime”.

In case of any problem with the above numbers, please dial 1-866-223-0615 (from the US), 0800-694-1503 (from the UK) or +44 (0)1452-586-513 (all other callers). Quote “Excel Maritime”.

A telephonic replay of the conference call will be available until May 31, 2007 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK) or +44 1452-550-000 (all other callers). Access Code: 1838801#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the Excel Maritime Carriers website (www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Updated Fleet List:

The following table represents our fleet as of May 22, 2007.  This table takes into account the sale of the M/V Goldmar:

Name	Type	Dwt	Year Built
Panamax
Isminaki	Panamax	74,577	1998
Angela Star	Panamax	73,798	1998
Elinakos	Panamax	73,751	1997
Happy Day	Panamax	71,694	1997
Powerful	Panamax	70,083	1994
First Endeavour	Panamax	69,111	1994
Rodon	Panamax	73,670	1993
Birthday	Panamax	71,504	1993
Renuar	Panamax	70,128	1993
Forteza	Panamax	69,634	1993
Total Panamax	10	717,950
Handymax
Emerald	Handymax	45,588	1998
Princess I	Handymax	38,858	1994
Marybelle	Handymax	42,552	1987
Attractive	Handymax	41,524	1985
Lady	Handymax	41,090	1985
Swift	Handymax	37,687	1984
Total Handymax	6	247,299
Grand Total	16	965,249	14.5

Summary Fleet Data:

	First Quarter 2007	First Quarter 2006
FLEET DATA
Average number of vessels (1)	17	17
Available days for fleet (2)	1,465	1,481
Calendar days for fleet (3)	1,530	1,530
Fleet utilization (4)	96%	97%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	$22,485	$18,289
Vessel operating expenses (6)	$5,421	5,036
General and administrative expenses (7)	$1,580	$1,143
Total vessel operating expenses (8)	$7,001	$6,179

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Reconciliation

(In thousands of Dollars)

	First Quarter Ended March 31, 2007	First Quarter Ended March 31, 2006
Voyage Revenues	35,865	29,344
minus Voyage Expenses	2,478	1,885
minus Commission from a Related Party	446	365
Total Revenue, net of voyage expenses	32,941	27,094
Total Available days	1,465	1,481
Time Charter Equivalent	22,485	18,289

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalent (TCE) Results by Type of Vessel & Employment

	First Quarter 2007	First Quarter 2006
Panamax spot TCE ($) Number of available days	N/A N/A	17,527 270
Panamax period TCE ($) Number of available days	24,760 886	22,733 617
Handymax spot TCE ($) Number of available days	20,132 414	12,547 446
Handymax period TCE ($) Number of available days	16,164 165	18,440 149
Total fleet spot TCE ($) Number of available days	20,132 414	14,426 716
Total fleet period TCE ($) Number of available days	23,412 1,051	21,898 766

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

Condensed Statement of Cash Flows

(In thousands of Dollars)

	First Quarter Ended March 31, 2007 (Unaudited)	First Quarter Ended March 31, 2006 (Unaudited)
Cash and cash equivalents, beginning of year	86,289	58,492
Provided by (Used in):
Operating Activities	20,121	14,695
Investing Activities	(11,167)	(167)
Financing Activities	(7,812)	(11,645)
Net increase (decrease) in cash and cash equivalents	1,142	2,883
Cash and cash equivalents, end of period	87,431	61,375

EBITDA Reconciliation (1)

(In thousands of Dollars)

	First Quarter Ended March 31, 2007	First Quarter Ended March 31, 2006
Net Income	12,265	7,336
plus Net Interest Expense	2,353	3,105
Plus Depreciation	7,118	7,062
Plus Amortization	687	117
Plus Taxes	56	139
EBITDA	22,479	17,759

(1) Excel Maritime considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s Management uses EBITDA as a performance measure.  The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs.  EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND MARCH 31, 2006

(In thousands of Dollars, except per share data)

	First Quarter 2007	First Quarter 2006
	Unaudited	Unaudited

REVENUES
Voyage Revenues	35,865	29,344
Revenue from managing vessels	161	140
Revenue from Operations	36,026	29,484

EXPENSES
Voyage expenses	2,478	1,885
Commission from a Related party	446	365
Vessel operating expenses	8,294	7,705
Depreciation expense	7,118	7,062
Amortization for drydocking and special survey	687	117
General and administrative expenses	2,418	1,749
	21,441	18,883

Income from operations	14,585	10,601

OTHER INCOME (EXPENSES):

Interest and finance costs	(3,514)	(3,934)
Interest Income	1,161	829
Other, net	(22)	(21)
Total other income (expenses), net	(2,375)	(3,127)

Net Income from Operations	12,210	7,474

US Source Income Taxes	56	139

Net Income, after taxes and before minority interest	12,154	7,335

Minority interest	2	-

Income from Investment in affiliate	109	-

Net income	12,265	7,335

Earnings per common share, basic	$0.61	$0.37
Weighted average number of shares basic	19,949,644	19,940,586
Earnings per common share, diluted	$0.61	$0.37
Weighted average number of shares diluted	19,959,257	19,940,586

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT March 31, 2007 (UNAUDITED) AND DECEMBER 31, 2006 (UNAUDITED)

(In  thousands of U.S. Dollars, except per share data)

	March 31, 2007	December 31, 2006
	Unaudited	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	87,431	86,289
Restricted cash	4,465	4,534
Accounts receivable	2,463	2,646
Inventories	1,326	1,066
Prepayments and advances	1,372	1,253
Total Current Assets	97,057	95,788

FIXED ASSETS:
Vessels', net	430,356	437,418
Office furniture & equipments, net	1,095	983
Total fixed assets	431,451	438,401

OTHER NON CURRENT ASSETS:
Investment in affiliate	11,114	-
Goodwill	400	400
Deferred Charges, net	5,262	4,296
Restricted cash	10,535	10,466
Total Assets	555,819	549,351

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt, net of deferred financing fees	34,345	32,452
Accounts payable	5,433	3,178
Deferred revenue	2,479	1,892
Accrued liabilities	4,224	5,363
Financial Instruments	790	834
Total Current Liabilities	47,271	43,719

LONG-TERM DEBT, net of current portion and net of deferred financing fees	175,865	185,467
Minority interest	-	4
STOCKHOLDERS' EQUITY:
Preferred Stock, none issued
Common Stock,:19,595,153 A Class shares issued and outstanding at December 31, 2006 and March 31, 2007, 135,326 B Class shares, issued and outstanding at December 31,2006 and March 31,2007	197	197
Additional paid-in capital	182,668	182,410
Shares to be issued (298,403 A Class shares)	6,853	6,853
Accumulated Other Comprehensive Loss	(79)	(79)
Due from related party	(2,024)	(2,024)
Retained earnings	145,257	132,993
Less: Treasury stock (78,650 A Class shares and 588 B Class shares) at December 31, 2006 and March 31, 2007	(189)	(189)
Total stockholders' equity	332,683	320,161
Total Liabilities & Stockholders' Equity	555,819	549,351

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2007 (UNAUDITED) AND MARCH 31, 2006 (UNAUDITED)

(In thousands of Dollars)

	March 31, 2007 Unaudited	March 31, 2006 Unaudited

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Net income for the period, after taxes	12,265	7,335
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation & Amortization	7,903	7,299
Other non cash expenses	214	230
Income from Investment in affiliate	(114)	-
Increase/Decrease in:
Current Assets	(196)	(1,084)
Increase/Decrease in:
Current Liabilities	1701	1,610
Payments for dry docking & special survey	(1,652)	(695)
a. Net cash from Operating Activities	20,121	14,695

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Contribution to equity method investment	(11,000)	-
Office furniture & equipments	(167)	(167)
b.Net cash from (used in) Investing Activities	(11,167)	(167)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Increase in restricted cash	-	(26)
Payment principal of loan	(7,808)	(11,619)
Minority Interest	(4)	-
c.Net cash from (used in) Financing Activities	(7,812)	(11,645)

Net increase(decrease) in cash & cash equivalents	1,142	2,883
Cash & cash equivalents at beginning of period	86,289	58,492
Cash & cash equivalents at end of the period	87,431	61,375

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest payments	3,587	2,623

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The Company’s current fleet consists of 16 vessels (ten Panamax and six Handymax vessels) with a total carrying capacity of 965,249 dwt. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated:  May 22, 2007        By: /s/ Christopher J. Georgakis

                                     ----------------------------

                                       Christopher J. Georgakis

President and Chief Executive Officer

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